FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549



     Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                    for the period ended September 30, 2002

                          Vannessa Ventures Ltd.
                      Suite 1710, 1040 West Georgia Street
                  Vancouver, British Columbia, Canada V6E 4H1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


                       Form 20-F  X   Form 40-F
                                 ----           ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.   Yes          No   X
            -----       -----


                                  EXHIBIT INDEX
                                  -------------

                   EXHIBIT                             PAGE NO.
     -------------------------------------------       --------
 1.  Second Quarter Report for period ended            3-40
     September 30, 2002
 2.  Notice of Meeting and record date                  41
 3.  Qualifying issuer certificate (Form 45 - 10F2)     42
 4.  Amended notice of Meeting and record date          43
 5.  Qualifying issuer certificate (Form 45 - 102F2)    44

[BCSC LOGO]

                                                            QUARTERLY AND
British Columbia Securities Commission                      YEAR END REPORT
                                                            BC FORM 51-901F
                                                           (previously Form 61)

               INCORPORATED AS PART:   x   Schedule A
                                      ---  Schedule B and C
ISSUER DETAILS
--------------
Name of Issuer               For Quarter Ended          Date of Report
---------------------        -----------------          --------------
Vannessa Ventures Ltd.       September 30, 2002            02/11/29


Issuer's Address             Issuer's Fax No.       Issuer's Telephone No.
-------------------------    ----------------       --------------------
1710-1040 West Georgia St.    604-689-8907              604-689-8927
Vancouver, B.C., V6E 4H1

Contact Person               Contact's Position     Contact's Telephone No.
---------------              ------------------     ----------------------
Manfred Peschke              President                  604-689-8927

Contact Email Address        Web Site Address
---------------------        ----------------
vannessa@direct.ca           vannessaventures.com


                                  CERTIFICATE
                                  -----------

Thethree schedules required to complete this Report are attached andthedisclosures contained herein has beenapprovedbythe Board of Directors. A copy of this Report will be provided toany shareholder who requests it.

Director's Signature         Print Full Name       Date Signed
--------------------         -----------------     -----------

MANFRED PESCHKE              MANFRED PESCHKE        02/11/29
--------------------         -----------------     -----------


Director's Signature         Print Full Name       Date Signed
--------------------         ---------------      -----------
GEORGE CHAPEL                GEORGE D. CHAPEL       02/11/29

                             Vannessa Ventures Ltd
                       Consolidated Financial Statements
                      Six months ended September 30, 2002
                      (Unaudited - Prepared by Management)


                             Vannessa Ventures Ltd
                          Consolidated Balance Sheets
                     September 30, 2002 and March 31, 2002
                      (Unaudited - Prepared by Management)


                                                 (in Canadian dollars)
                                                 September   March 31,
                                                 30, 2002      2002
                                                ----------  ----------
A S S E T S

Current assets
  Cash and term deposits                      $  2,016,328   $1,422,545
  Accounts receivable                              106,350      104,604
  Prepaid expenses                                  70,855      191,336
                                                ----------  ----------
                                                 2,193,533    1,718,485
Capital assets (Note 4)                            821,166      902,299

Mineral property interests (Note 5)             10,440,252    8,927,531
                                                ----------  ----------
                                             $  13,454,951  $11,548,315
                                                ==========  ==========
L I A B I L I T I E S

Current liabilities
  Accounts payable (Note 7)                   $  1,104,966   $1,147,421
  Bank loan                                              -      326,667
                                                 1,104,966    1,474,088
                                                ----------  ----------
S H A R E H O L D E R S'  E Q U I T Y

Share capital (Note 6)                          31,472,245    27504,745
Contributed surplus (Note 9)                       841,012            -
Deficit                                        (19,963,272) (17,430,518)
                                                ----------  ----------
                                                12,349,985   10,074,227
                                             $  13,454,951  $11,548,315
                                                ==========  ===========
APPROVED BY THE DIRECTORS

Manfred Peschke
-------------------------
Manfred Peschke, Director


George Chapel
----------------------
George Chapel, Director


                            - See Accompanying Notes -

                             Vannessa Ventures Ltd.
            Consolidated Interim Statement of Operations and Deficit
                  Six months ended September 30, 2002 and 2001
                      (Unaudited- Prepared by Management))

                              Six month period         Three month period
                                   ended                       ended
                                September 30                September 30
                              2002        2001           2002           2001
                            --------    --------       --------       --------
Administrative expenses
Amortization              $   11,169  $   16,928     $    5,584     $    9.089
Automotive                     4,046       2,736          2,110          1,368
Bank charges and interest      7,437       8,176          1,840          4,476
Consulting                   155,185      26,157        116,944         15,633
Directors' stock             553,960           -        553,960              -
compensation (Note 2 (k))
Insurance                     17,500           -         17,500              -
Interest                           -      36,720              -              -
Investor relations (Note     548,212     188,961         49,776        101,656
Management fees               56,700      59,220         28,260         27,360
Office and miscellaneous      32,789      27,947         15,707         17,672
Office wages and services    132,102      77,623        100,452         55,118
Professional fees             27,490      26,085         18,219         17,361
Rent                          38,474      42,777         18,758         19,493
Telephone                     16,963      20,461          5,368         11,332
Transfer agent and listing    30,672       5,086         14,226          3,154
fees
Travel and accommodation      71,334     140,288         45,627         92,869
                            --------    --------       --------       --------
                          (1,704,033)   (679,165)      (994,331)      (376,581)
                            --------    --------       --------       --------
Other items
Impairment charges of       (182,640)    (64,311)       (90,381)       (22,267)
mineral interests
Period expenses - Las       (725,529)          -       (343,689)             -
Cristinas (Note 5)
Interest income               79,446     102,143         53,194         94,743
                            --------    --------       --------       --------
                            (828,723)     37,832       (380,876)        72,476
                            --------    --------       --------       --------
Loss from operations      (2,532,756)   (641,333)    (1,375,207)      (304,105)

Deficit - beginning of   (17,430,516)(10,997,805)   (18,588,033)   (11,335,065)
period
                        ------------ -----------    ------------  ------------
Deficit-end of period   $(19,963,272)$11,639,138)   $(19,963,272) $(11,639,138)
                        ============ ============   ============= =============
Loss per share (Note      $    0.052 $     0.014    $       0.03  $      0.007
2(f))                   ============ ============   ============= =============

Weighted average shares   49,136,763  45,809,500      49,136,763    45,809,500
outstanding              ============ ==========      ==========    ==========



                            - See Accompanying Notes -

                             Vannessa Ventures Ltd.
                     Consolidated Statements of Cash Flows
                  Six months ended September 30, 2002 and 2001
                      (Unaudited- Prepared by Management)


                              Six month period       Three month period
                                   ended                   ended
                                September 30            September 30
                               2002        2001       2002        2001
                            ----------  ---------  -----------  ---------
 Cash flows provided
  by (used for):
  Operating activities
  Loss from operations     $(2,532,756) $(641,333) $(1,375,209) $(304,105)
  Add: non-cash items
  Amortization                  11,169     16,928        5,584      9,089
  Stock-based compensation     740,292          -      740,292
  Impairment of mineral        182,640     64,311       90,381     22,267
  interests                 ----------  ---------  -----------  ---------
                            (1,598,655)  (560,094)    (538,952)  (272,749)
  Net changes in other non-
  cash operating accounts:
  Accounts receivable           (1,811)    (13,165       8,557     (5,075)
  Prepaid expenses             120,579    (271,733)     33,827   (278,363)
  Accounts payable             (41,819)   (116,676)     68,407    (19,311)
                            ----------  ---------  -----------  ---------
                            (1,521,706)   (961,668)   (428,161)  (575,498)
  Investing activities      ----------  ---------  -----------  ---------
  Purchase of capital           (1,518)   (217,339)      2,772    (10,217)
  assets
  Mineral interests         (1,644,666) (2,550,613)   (811,804) 1,198,408)
                            ----------  ---------  -----------  ---------
                            (1,646,184) (2,767,952)   (809,032) 1,208,625)
                            ----------  ---------  -----------  ---------
  Financing activities
  Shares issued for cash     3,967,500     155,150   2,879,000    155,150
  Contributed by joint         120,840     556,204           -          -
  venture partner
  Bank loan                   (326,667)          -           -
                            ----------  ---------  -----------  ---------
                             3,761,673     711,354   2,879,000    155,150
                            ----------  ---------  -----------  ---------
Increase (decrease) in cash    593,783  (3,018,266)  1,641,807 (1,628,973)
Cash - beginning of period   1,422,545   7,269,303     374,521  5,880,010
                            ----------  ---------  -----------  ---------
Cash - end of period        $2,016,328  $4,251,037 $ 2,016,328 $4,251,037
                            ==========  ========== =========== ==========

                            - See Accompanying Notes -

                             Vannessa Ventures Ltd.
                   Notes to Consolidated Financial Statements
                      Six months ended September 30, 2002
                      (Unaudited - Prepared by management)

1.  OPERATIONS

The Company is engaged in the acquisition, exploration and development of mineral interests.

Funding for operations is raised primarily through public and privateshare offerings. Future operations are dependent on the Company'sability to raise sufficient funding through share offerings, debt, orprofitable operations to support current and future expenditures.

The Company maintains both exploration stage and development stage mineral property interests internationally. To continue explorationprograms, maintain property interests and bring development projectsinto commercial production, the Company will need to raise additionalfunding.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation
   -------------
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

All significant inter-company transactions and balances have been eliminated upon consolidation

b) Amortization
   ------------
Capital assets are recorded at cost. Amortization of assets in use is provided at the following annual rates:

           Aircraft                                25% Declining balance
           Computer equipment                      30% Declining balance
           Computer software                      100% Straight line
           Mining equipment                        20% Declining balance
           Office furniture and equipment          20% Declining balance
           Vehicles                                30% Declining balance

Assets are amortized at one-half these rates in the year of acquisition.

Amortization of capital assets dedicated to specific mineral property development programs is charged at the above rates and methods and capitalized to the related mineral property until such time as commercial production occurs. Upon commercial production, dedicated assets are amortized either over their useful life or on a units of production basis.

c)  Foreign exchange
    ----------------
Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the period.

Realized gains and losses from foreign currency transactions are charged to income in the period.

Unrealized gains and losses are deferred in the accounts and amortized over their expected life.

d) Mineral property interests
   --------------------------
The Company is in the process of exploring and developing its mineral property interests. None of the Company's mineral property interests have reached a stage of commercial production.

Costs incurred for exploration and development are capitalized together with the cost of acquisition until such time as a property is in commercial production, sold or abandoned.

Capital assets which are dedicated to specific properties are capitalized together with the property to which they relate.

Carrying values as reported on the balance sheet may not necessarily, nor are they intended to, reflect present or future value. Recovery of costs is dependent upon future commercial success or proceeds from disposition of the mineral interests.

The Company holds all of its mineral property interests outside of Canada. Exploration and development expenditures are deferred and are charged to a specific mineral properties if identifiable. Where an area of interest is defined encompassing multiple properties with common geographical and exploration characteristics, costs are prorated on a systematic basis over the properties in the identified area. Where a specific interest within an area of interest is abandoned, the accumulated acquisition and deferred costs relating to that interest are either reallocated to the remaining interests in the area or written off directly if identifiable.

The Company reviews the carrying value of its mineral property interests on a periodic basis for impairment.

If an entire area of interest is abandoned or sold, all of the costs associated with the area are written off.

Proceeds on dispositions of partial mineral interests and recoveries from bulk sampling during exploration are credited as a reduction of carrying costs. No profit or loss is realized until all of the related costs have been offset by disposition proceeds. If a mineral property or area is placed into commercial production, accumulated costs to production will be amortized on the units of production method.

e) Administrative costs
  --------------------
Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

f) Loss per share
   --------------
Loss per share is calculated on the basis of the weighted average number of shares outstanding during the year. Diluted loss per share has not been presented as it would be anti-dilutive.

g) Use of estimates
   ----------------
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred for management's estimate of net recoverable value. The recorded amount may not necessarily reflect actual recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

h) Financial instruments
    --------------------
The Company holds short-term interest bearing term deposits with interest at current market rates. Accordingly, the fair market value of these investments are approximately their carrying amount.

Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair value.

i) Risk management
   ---------------
The Company's largest non-monetary assets are its mineral property interests in Brazil, Costa Rica, Guyana and Venezuela. The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

The Company does not maintain significant cash or other monetary assets or liabilities in these countries. The Company relies on local consultants for the management of its exploration activities and for legal and accounting matters.

j) Future income taxes
   -------------------
The liability method of tax allocations is used in accounting for income taxes. Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

The criteria for recording future income tax benefits resulting from available unutilized tax losses carried forward and expenditure pools have not been met, no future income tax asset has been recorded in these financial statements.

k) Stock based compensation
   ------------------------
The Company has adopted the recommendations of the CICA Handbook section 3870 which became effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires all stock-based awards made to non-employees and employees be measured and recognized using a fair value based method. Recognition of these awards applies only to awards granted in fiscal years commencing on or after January 1, 2002. The fair value of options issued in the period was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.21%; dividend yield of 0%; a volatility factor of 45.75%; and expected option life of 5 years.

   l) Included in cash is an amount of $95,000 held by the bank as a guarantee in favour of the Guyana Geology and Mines Commission. The guarantee expires on September 21, 2002.

3. BUSINESS COMBINATION

On July 13, 2001, the Company acquired all of the issued and outstanding shares of Vannessa Venezuela C.A. ("VV") (formerly Placer Dome de Venezuela C.A.) (See
Note 4(d)(iv) The sole asset of VV is a 95% owned Venezuelan subsidiary Minera de Las Cristinas S.A. ("Minca"). The current board of directors of Minca is comprised of three members representing Vannessa and two members representing "CVG". The acquisition was accounted for at cost using the purchase method. No minority interest has been recorded as Minca is in a deficit position. The operations of the acquired subsidiaries have been included in these consolidated financial statements from the date of acquisition July 13, 2001 to September 30, 2002.

Full disclosure of details relating to this business combination is included in notes to the audited consolidated financial statements for the Company's fiscal year ended March 31, 2002.

                             Vannessa Ventures Ltd.
                   Notes to Consolidated Financial Statements
                      Six months ended September 30, 2002
                      (Unaudited - Prepared by management)

4.  CAPITAL ASSETS

                                     September 30, 2002      March 31,
                                             $                 2002
                                                                 $
                                  -------------------------  ---------
                                             Accumu-
                                    Cost     lated     Net      Net
                                             Amortiz-
                                             ation
                                  -------------------------  ---------

    Assets in use:
    Computer equipment             40,204    25,719  14,485    17,394
    Computer software              32,142    26,745   5,397    10,793
    Office furniture and          195,803   106,705  89,098    96,468
    equipment
    Mining equipment              888,875   647,157  241,718  293,815
    Automotive equipment          286,552   163,640  122,912  136,273
                                ---------   -------  -------  -------
                                1,443,576   969,966  473,610  554,743
                                ---------   -------  -------  -------
    Assets not in use:
    Aircraft                      118,497         -  118,497  118,497
    Mining equipment              199,363         -  199,363  199,363
    Automotive equipment           29,696         -   29,696   29,696
                                ---------   -------  -------  -------
                                  347,556            347,556  347,556
                                ---------   -------  -------  -------
                                1,791,132   969,966  821,166  902,299
                                =========   =======  =======  =======

    Amortization of the aircraft, mining equipment and vehicles has not been recorded in the current period as they were not put into use. Assets not in use are being held for future use. Management is of the opinion net recoverable value of these assets exceeds carrying value.


5.  MINERAL PROPERTY INTERESTS
    The Company has capitalized the following amounts in relation to its mineral property interests:


                                      September 30, 2002             2002
                                            $                          $
                            ------------------------------------   ---------
                              Acquisition  Exploration
                              costs        expenditures   Total    Total
                            ------------------------------------   ---------
a)  Brazil
    ------
  i)  Parima                  40,657        22,394       63,051     40,657
      Less: impairment             -       (22,394)     (22,394)         -
                            ------------------------------------   ---------
                              40,657             -       40,657     40,657
                            ------------------------------------   ---------
b)  Costa Rica
    ----------
  i)  Industrias Infinito  1,919,322     2,378,717    4,298,039  3,568,225
 ii)  Cutris, Alajuela        43,731             -       43,731     43,731
                            ------------------------------------   ---------
                           1,963,053     2,378,717    4,341,770  3,611,956
                            ------------------------------------   ---------
c)  Guyana
    ------
  i)  Maple Creek
       Mine Development    4,504,253             -    4,504,253  3,909,739
  Less: contributed by
  joint venturer          (2,999,304)   (2,999,304)           - (2,999,304)
                            ------------------------------------   ---------
                           1,504,949             -    1,504,949    910,435
                            ------------------------------------   ---------
 ii) Potaro concessions       54,378     2,783,035    2,837,413  2,736,941
                            ------------------------------------   ---------
iii) Marudi Mountain          84,000       589,484      673,484    526,626
  Less: contributed
  by joint venture partner         -      (120,840)    (120,840)         -
                            ------------------------------------   ---------
                              84,000       468,644      552,644    526,626
                            ------------------------------------   ---------
iv)  South Guyana
     ------------
  Prospecting Licenses       218,557       434,107      652,664    590,761
                            ------------------------------------   ---------
                           1,861,884     3,685,786    5,547,670  4,764,763
                            ------------------------------------   ---------
d)  Venezuela
    ---------
   i)  La Fe                 563,628       684,363    1,247,991  1,209,442
  ii)  Yuruan                123,415       409,620      533,035    487,205
 iii)  Kilometre 88          215,208       577,973      793,181    720,142
                            ------------------------------------   ---------
                             902,251     1,671,956    2,574,207  2,416,789
       Less: impairment     (402,251)   (1,671,956)  (2,074,207)(1,916,789)
                            ------------------------------------   ---------
                             500,000             -      500,000    500,000
  iv)  Las Cristinas          10,155             -       10,155     10,155
                            ------------------------------------   ---------
                             510,155             -      510,155    510,155
                            ------------------------------------   ---------
                           4,375,749     6,064,503   10,440,252  8,927,531
                           ===================================== ===========

    a)  Brazil
       i)  Parima

The Company entered into an agreement in October, 1996 for the acquisition of up to an 85% interest in 15 concessions located in the Serra Parima region of the State of Roraima, Brazil.

By making a cash payment of $40,657 ($30,000 U.S.), the Company acquired the right to enter into a formal option agreement. The 15 concessions are situated in a region currently closed to mining.

The Brazilian government lifted certain mining restrictions and state government institutions are in the process of changing their laws to accommodate mining activity. The Company, together with the Vendor, will endeavor to secure necessary mining and development permits. Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Serra Parima region of the State of Roraima.

As at the period end, the region is still closed to mining.

    b)  Costa Rica

    i)  Crucitas Gold Project

In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions in the Crucitas Gold Project located in northern Costa Rica.

Consideration for the acquisition was as follows:

             A cash payment of $25,000 (paid)             $   25,000

             Issuance  of 250,000 common shares  of  the
             Company  at  a  price of  $1.15  per  share     287,500
             (issued)

             Payment  of certain payables of the  vendor
             not exceeding $499,606 U.S.                     619,976

             Assumption  of the vendor's requirement  to
             pay  staged acquisition payments  totaling
             $1,000,000  U.S.  payable  in  five  annual
             instalments of $200,000 U.S. with  interest     773,000
             on the outstanding amount calculated at 6% semi-annually. Paid to date $500,000 U.S.
             (See Note 9).

             Interest paid to date                            98,220

             Payment of a finder's fee of 80,000  common
             shares  of the Company at a price of  $1.15      92,000
             per share (issued)

             Legal and other fees relating to the             23,626
             acquisition

             Payment of a net smelter royalty of 1% on
             all production from start-up to a maximum             -
             of $20 million U.S.
                                                        $  1,919,322

The Company has developed the property to a stage where full production is intended. The Company, is awaiting receipt of an environment permit. On June 7, 2002, the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining. The proposed decree states any rights legally acquired prior to the proposed decree will be respected. The Company holds exploitation rights with approvals prior to the proposed decree. In December, 2001, the Supreme Court of Costa Rica confirmed that Vannessa's Crucitas project is exempt from the proposed legislation prohibiting open pit mining.

    ii)  Cutris, Alajuela

In February, 2002 an agreement was signed by the Company's wholly owned subsidiary, Industrias Infinito, S.A. for an option to acquire three properties for a total price of $550,000 US. The agreement required Infinito to pay a non-refundable deposit of $43,751 ($27,500 US). The properties are located in Cutris, in the province of Alajuela and is approximately 412 hectares in size.

    c)  Guyana

    i)  Potaro District

       Maple Creek Mine Development

The Company entered into a joint venture agreement in February, 2000 (amended March, 2000), as follows:

To develop and mine two of the Company's properties located in the Potaro Mining District #2 through a newly formed operating company, Vanarde Mining Inc. ("Vanarde");

The Company agreed to assign 100% of its mining rights of the two properties to the joint venture in return for 60% of the outstanding shares of Vanarde;

The joint venture partner ("JVP") agreed to contribute a total of $2.2 million U.S. to the Company to provide funds for the acquisition of capital assets and operating infrastructure.

JVP has the right to acquire 100% of all diamonds recovered at values appraised independently;

The Company and JVP agree to the initial distribution of net profits as to 60% to JVP to a maximum of $2.2-million U.S., 20% to the Company, and 20% to be re-invested;

After the threshold of $2.2 million U.S. has been paid to JVP, the net profits of Vanarde will be distributed according to respective shareholdings;

The Company's joint venture partner has the first right of refusal to participate in the development of an adjacent mining property in the same district as the property in a) above.;

Pursuant to this agreement, advances totalling $2,999,304 Cdn. have been received from the joint venture partner, net of finders' fees. This advance was designated to acquire specific capital assets and to undertake exploration programs. Accordingly, for accounting purposes, capital assets acquired have been allocated to the mine development and advances have been recorded as a recovery of exploration and development expenditures.

No gain has been recognized by the Company on effective transfer to its joint venture partner of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

Upon commencement of commercial production the accumulated acquisition and exploration costs will be amortized based on production and profit distribution.


       Potaro concessions
       ------------------
The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

Consideration for the acquisition of these permits and concessions was as follows:

          45 permits and concessions for $29,000 U.S. (Paid)  $  42,828
          Finder's fee of 15,000 common shares at a price        11,550
          of $0.77 per share (issued)                         =========
                                                              $  54,378

    ii)  Marudi Mountain

In December 1998, the Company signed a letter of agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.

       Consideration for the acquisition is as follows:

          200,000 common shares at a price of $0.40 per      $  80,000
          share (issued)
          Providing the agreement continues in good standing, the Company will issue 50,000 shares annually to the vendor for a maximum of five years

          A finder's fee of 10,000 shares at a price of          4,000
          $0.40 per share (issued)

          A commitment to keep the interest in good                  -
          standing

          Assumption of the vendor's net profit
          participation obligation when the interest goes            -
          into production

          $10.00 U.S. per ounce of gold production                   -
                                                              $ 84,000
    iii)  South Guyana Prospecting Licenses

Effective October, 1998, the Company through its wholly owned subsidiary Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right for two years to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana encompassing approximately five million acres. The survey has ended and management has determined to apply for three prospecting licenses known as Paint Mountain, Essequibo North, and Essequibo South.

Non-refundable fees paid for the granting of the initial reconnaissance rights totaled $218,557 (150,000 U.S.). These fees have been capitalized as acquisition costs.

Management feels there has been no impairment in the carrying value of acquisition costs and expenditures.

    d) Venezuela

    i)  La Fe

In agreements dating from January 1994 through October 1995, a subsidiary of the Company acquired the mining rights and license for the gold and diamond deposits in the area known as La Fe located in Bolivar State, Venezuela.

       Consideration for the acquisition was as follows:

          100,000 common shares at $0.60 per share (issued)  $   60,000
          Cash paid                                             445,000
          Land survey fees paid                                  40,620
          A finder's fee of 200,000 shares at a price of         32,000
          $0.16 per share (issued)
          Less: recoveries                                      (13,992)
                                                             ===========
                                                             $  563,268

    ii)  Yuruan

In April 1997, the Company entered into an agreement for the acquisition of the mining license for the Yuruan Concession located in the Kilometre 88 District, Venezuela.

       Consideration for the acquisition was as follows:

          Cash per letter agreement                          $   65,000

          Costs incurred to maintain legal standing              58,415
                                                             ==========
                                                             $  123,415
    iii)  Kilometre 88

In June 1999, the Company entered into a purchase agreement to acquire 100% of all the shares of four companies which own 100% of 18 mineral concessions located in the Kilometre 88 District, Bolivar State, Venezuela.

       Consideration for the acquisition was as follows:

          250,000 common shares at a price of $0.75 per      $  187,500
          share (issued)
          Cash $50,000 U.S. (paid)                               74,524
          Other net assets recovered                            (46,816)
                                                             ==========
                                                             $  215,208
The vendor retains a 10% carried interest in the mining rights to the properties up to feasibility and on completion of the feasibility study, the vendor will have the option to participate in the development of a mine by paying for 10% of the development cost, or to convert its interest to a 3.5% net smelter return.

The Company has the option to purchase the residual interest held by the vendor for $3.00 U.S. per ounce from production provided the Company exercises its option within 180 days of completion of the feasibility study.

The Company has grouped properties i), ii) and iii) as an area of interest. In the prior year, after review of company plans and Venezuelan operations, management recorded an impairment charge reducing the carrying value of the three concessions to an estimated recoverable value of $500,000 Cdn.

  iv) Las Cristinas

    Acquisition
    -----------
By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (Barbados), all of the issued and outstanding shares of Vannessa Venezuela C.A. ("VV") (formerly Placer Dome de Venezuela C.A., a Venezuelan holding company owned by Placer Dome Inc. VV owns 95% of the shares of Minera las Cristinas C.A. ("Minca").

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana ("CVG"), a state-owned holding company responsible for mining concessions in Bolivar State, Venezuela. CVG holds rights to increase its 5% interest in Minca by an additional 25% to 30%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity. Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Vannessa has pledged the shares of VV under a collateral mortgage to Placer Dome in support of obligations in respect of the revenue interest and repurchase options to Placer Dome.

Consideration under the agreement for the purchase of VV was $100 U.S. (see
Note 2) including certain back in rights to Placer Dome (see below).

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

  iv) Las Cristinas (cont.)

Placer Dome Inc., through its subsidiaries had, since 1999 principally, funded Minca to conduct extensive exploration and development programs to identify gold reserves, develop mining feasibilities and development programs for the concessions.

Vannessa continues to fund ongoing expenditures relating to its interest in Las Cristinas which are expensed as period expenses. Expenses incurred in the period were as follows:

          General administration         $ 255,130
          Legal                            222,912
          Stock compensation                55,396
          Public relations                  52,878
          Rent, utilities and taxes         62,135
          Office and miscellaneous          28,668
          Vehicle and transportation        48,410
                                         $ 725,529

Title dispute and legal proceedings
-----------------------------------

On July 14, 2001, CVG notified Placer Dome it did not recognize the transfer alleging such transfer was not permitted under Minca's charter and agreements between CVG and Minca without CVG's consent.

Minca has replied to CVG alleging no breach of agreement.

Since August 2001, CVG board members have refused to recognize Vannessa's status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, CVG took possession of the properties.

A number of legal applications, proceedings and jurisdiction disputes have arisen between the Vannessa, CVG and government authorities over concessions including prior and continuing claims over title by an unrelated company Inversora Mael C.A. ("Mael") to the rights for concessions 4 and 6.

 Minca is claiming:

    i) CVG and other government authorities had no basis contractually or in law to cancel Minca's rights to the concessions without an independent arbitration process

   ii) Certain decrees, court applications and government decisions to extinguish Minca's rights, or grant possible rights to another company are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

  iii) It has or should have continuing rights to the concessions including concessions 4 and 6 The Company has retained legal counsel locally and internationally to initiate proceedings and protect its claim for rights to the concessions. As at the date of the audit report, legal proceedings and applications in process in relation to Minca's rights to the concession include:

On January 18, 2002 Minca commenced a constitutional protection action to appeal the decision issued by CVG to cancel Minca's rights to the concessions. On March 20, 2002 the First Court of Administrative Appeals declared the appeal to be inadmissible. Minca appealed this decision to the Supreme Court of Justice. As at the audit report date a decision on the appeal had not been rendered.

On March 6, 2002 the Venezuelan Ministry of Energy and Mines ("MEM") issued resolution #035 to re-assume full rights over ownership of the extinguished Las Cristinas gold concessions. Also, on March 2, 2002 MEM issued resolution #036 to extinguish Minca's concessions for alluvial and vein copper.

On April 18, 2002 Minca filed an appeal with MEM seeking to void resolution #
036. As at September 30, 2002, MEM has not decided on the appeal.

OOn May 2, 2002 Minca judicially notified CVG and MEM of its intention to invoke the arbitration proceedings specified in the agreement. The request for formal arbitration was filed with the Supreme Court of Justice on May 30, 2002.

On May 3, 2002 Minca filed a judicial appeal to nullify the appeal decision relating to the CVG declarations. This claim was admitted on June 19, 2002 for future hearing. As at September 30, 2002, the appeal had not been heard.

On May 7, 2002 a Presidential decree was published in the Official Gazette of the Bolivarian Republic. The decree reserved to the National Executive through MEM the rights to gold from the Las Cristinas region.

On May 3, 2002 Minca filed an appeal to the Supreme Court to judicially nullify resolution #035 in respect of Minca's rights to the gold from the concessions. As at September 30, 2002, the Supreme Court of Justice had not issued a ruling on the appeal.

On May 15, 2002 (amended June 27, 2002) Minca filed an appeal to the Supreme Court of Justice to nullify the Presidential decree. On July 15, 2002 the appeal was admitted for hearing at a future date. As at the audit report date, the appeal had not been heard.

Substantial uncertainty exists as to the ultimate resolution of Minca's rights and title issues. There also is considerable uncertainty as to the scope of future costs and as to the ultimate outcome of the disputes.

Management and legal counsel are of the opinion the actions taken to extinguish Minca's rights and status in respect of the concessions was taken inappropriately, and that Minca will successfully regain its rights and title. The dispute is likely to be protracted and may take several years to resolve.

The current political and economic climate in Venezuela may create further impediments to expeditious resolution of these issues.


6.  SHARE CAPITAL
                                September 30, 2002     March 31, 2002
                                #shares         $      #shares        $
                                --------------------- ----------------------
Authorized
 100,000,000 common shares
 without par value
Issued
 Beginning of period        47,643,853   27,504,745  46,123,473   26,070,795
 Private placement    a)     3,665,493    3,312,500     780,000      780,000
 Options exercised    b)       757,500      726,000     717,500      633,950
 Finder's fee         c)             -      (71,000)          -            -
 Mineral properties                  -            -      50,000       20,000
 Escrow shares cancelled             -            -     (27,120)           -
                                --------------------- ----------------------
 End of period              52,066,846   31,472,245  47,643,853   27,504,745
                            ==========   ==========  ==========   ==========

    During the year the Company issued the following shares:

    a) Pursuant to non-brokered private placements, 3,665,493 units were issued at prices ranging between $0.71 to $2.00 per share. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at prices ranging between $0.71 to $1.06 per share.

    b) Stock options totaling 757,500 were exercised at prices ranging between $0.95 and $0.96 per share.

    c) A finder's fee was paid to a non-related third party. During the period, the Company entered into transactions relating to stock options and warrants as follows:

                                Options       Warrants
                                -------       --------
    Balance, beginning of       2,117,500     780,000
    period
    Granted during the period   1,670,000   3,665,493

    Exercised                    (757,500)          -

    Expired                      (830,000)          -
                                ---------   ----------
    Balance, end of period      2,200,000   4,445,493
                                =========   ==========

As at period end, the Company had share purchase options outstanding to directors and employees as follows:

                 Outstanding    Exercise price     Expiry date
                 -----------    --------------     -----------

                   150,000      $0.98 per share    April 1, 2004

                   220,000      $0.96 per share    May 17,  2005

                   220,000      $0.95 per share    July 24, 2006

                 1,610,000      $0.95 per share    July 4,  2007
                 ---------
                 2,200,000
                 =========

7.  RELATED PARTY TRANSACTIONS

Accounts payable includes an amount due of $Nil (March 31,2002 - $17,100) to a company controlled by a Director of the Company.

During the period, the Company incurred expenditures for management fees, consulting, administrative services and certain fixed expenses totaling $165,564 (September 30, 2001 - $160,284) from companies in which two Directors have an interest.

The above total expense includes a management agreement entered into on April 1, 1999 with a company controlled by a Director for the provision of management, administrative services and certain fixed expenses in Canada and Venezuela at $11,375 U.S. per month. The agreement continues from year to year until such time as notice of termination is given by either party.

 Related party transactions have been recorded at their exchange amount.


8.  INVESTOR RELATIONS

    During the period, the Company incurred the following expenditures relating to investor relations:

    Investor relations contract     $ 509,210
    Miscellaneous                      39,002
                                    ---------
                                    $ 548,212
                                    =========

Effective July 1, 2002, all existing investor relations contracts expired and were not renewed.

9.  CONTRIBUTED SURPLUS

The Company has adopted the recommendations of the CICA Handbook section 3870 which became effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires all stock- based awards made to non-employees and employees be measured and recognized using a fair value based method. Recognition of these awards applies only to awards granted in fiscal years commencing on or after January 1, 2002.

In July 2002, the Company granted 1,670,000 stock options to directors and employees. Using a fair value based method, the stock options granted have been valued at $0.5036 per option for a total value of $841,012. The fair value of options issued in the period was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.21%; dividend yield of 0%; a volatility factor of 45.75%; and expected option life of 5 years.

10. SEGMENTED INFORMATION
                                              September 30,   March 31,
                                                 2002         2002
                                               ---------     ----------
Identifiable assets by geographic location:

         Canada                              $  2,187,120  $ 1,687,800
         Brazil                                   100,624      100,744
         Costa Rica                             4,623,150    3,989,746
         Guyana                                 5,841,305    5,059,150
         Venezuela                                702,753      710,875
                                               ---------     ----------
                                             $ 13,454,952  $ 11,548,315
                                             ============  ============

11. COMMITMENTS

The Company has signed a lease agreement for its office premise in Vancouver, Canada requiring total minimum lease payments of $74,500. The lease expires on July 31, 2003.

12. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with current presentation.


                             VANNESSA VENTURES LTD.
                      SIX MONTHS ENDED SEPTEMBER 30, 2002
                     SCHEDULE B:  SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs: Schedule attached.

2. Related party transactions:  See Financial Statements (Note 7)

3. Summary of securities issued and options granted during the year:

   a) Securities issued during the period:  Schedule attached

   b) Options granted during the period were as follows: Schedule attached.

4. Summary of securities as at the date of this report:

   a) See financial statements (Note 6)
   b) See financial statements (Note 6)
   c) See financial statements (Note 6)
   d) See financial statements (Note 6)

5. Names of the directors and officers as at the date of this report:

   d) List of directors: List of Officers:

      George Chapel      Manfred Peschke, President
      Lorne Gordon       George Chapel, Secretary
      Vern Hall
      John Thomas
      Manfred Peschke
      Erich Rauguth


                             VANNESSA VENTURES LTD.
                                  SCHEDULE "C"
                    INTERIM MANAGEMENT DISCUSSION & ANALYSIS
                 FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002

This interim Management's Discussion and Analysis ("MD&A") updates the annual 2002 MD&A in terms of any significant changes in Vannessa's business and analyses the results of operations for the three months ended September 30, 2002. All monetary amounts are in CDN dollars, except where otherwise indicated.

STOCK-BASED COMPENSATION

The Company has adopted the recommendations of the CICA Handbook section 3870 which became effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires all stock-based awards made to non-employees and employees be measured and recognized using a fair value method.

In July 2002, the Company granted 1,670,000 stock options to directors and employees. Using a fair value based method, the stock options granted have been valued at $0.5036 per option for a total value of $841,012. The fair value of options issued in the period was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.21%; dividend yield of 0%; a volatility factor of 45.75%; and expected option life of 5 years.

The compensation expense is a non-cash item and has no effect on the cash position of the Company.

OPERATIONS REVIEW

Cerro Crucitas, Costa Rica

During the quarter, Vannessa held a forum aimed at addressing issues related to the environmental permitting process for the Crucitas gold project.

Representatives of Inco Technical Services Ltd., a leading provider of the INCO SO2/AIR Cyanide Destruction Technology were present at the forum to explain how this technology will be incorporated into the mine. The INCO SO2/AIR Cyanide Destruction Technology has been in use at over 80 mine sites around the world and meets all local and international environmental standards.

Subsequent to the end of the quarter, the Supreme Court of Costa Rica confirmed that the company's Crucitas Project is excluded from the government's proposed legislation to ban open pit mining in Costa Rica.

The Supreme Court ruled (File # 02-002648-0007-00) that the decree prohibiting future mining, in Provisional Article 1, exempts existing rights such as the exploitation permit held by Industrias Infinito for the Crucitas project.

Government agencies have, from the beginning, worked harmoniously with Infinito towards finalizing the mining plan/environmental license and the Company is confident that its workshops and careful consideration of the Costa Rica's environmental and social concerns distinguish it as a responsible corporate citizen.

The Company's Environmental Impact Statement was submitted to Secretaria Tecnica Nacional Ambiental (SETENA) for approval and the Company is hopeful that a decision will be reached by yearend. The granting of an environmental permit would allow Vannessa to proceed with its plan to initially mine the near- surface gold-bearing saprolite resources at an estimated 80,000 to 100,000 ounces a year.

Maple Creek Mine, Guyana

On July 29, 2002, Vannessa announced that the construction of its 60%-owned Maple Creek mine and all associated infrastructure was completed and that the company has received final environmental approval for the Maple Creek alluvial diamond mine. Some of the conditions of the licence have been renegotiated by the Company and no production is expected until the new terms have been agreed upon.

Marudi Mountain, Guyana

At Marudi Mountain, Vannessa is upgrading the roads leading to the project site so heavy equipment can be transported there more easily. The company's objective is to develop the saprolite potential while at the same time increasing the current hard-rock resources. Bulk testing cannot begin until the road upgrade (including bridges) has been completed. Current estimates for completion are February 28, 2003.

Las Cristinas, Venezuela

During September 2002, Crystallex International Corporation announced that Corporacion Venezolana de Guayana (CVG) has selected it as the operator of the Las Cristinas gold deposit. Crystallex, however, omitted to mention in its press releases that the Venezuelan Supreme Court formally notified the Venezuelan State Attorney's office of its decision to hear two legal actions in connection with the Las Cristinas title dispute. The two actions are:

1. MINCA's challenge to the CVG's authority to unilaterally cancel the CVG / MINCA contract.

2. MINCA's nullity action, based on constitutional grounds, against the Presidential decree 1757 (which is intended to convert the Las Cristinas into a National Reserve).

MINCA's legal counsel has indicated that this step clears the way for the Supreme Court to deliberate and rule on the cases. Both decisions will have far reaching consequences and will affect the contract signed between Crystallex International Corp. and the CVG.

In addition to the above cases, MINCA is defending its rights to the Las Cristinas project in other legal actions which are still pending and which deal with the Company's right to arbitration, the cancellation of concession rights, the revoking of copper rights, and legal action against the Directors representing the CVG on MINCA's board for neglecting their duties with respect to the Joint-Venture Company's interest in the Las Cristinas project and its day to day operation.

The actions listed above are positive steps taken by the company to assert its legal rights over Las Cristinas. Vannessa continues to use all available resources at its disposal to protect its rights to the Las Cristinas deposit.

The Las Cristinas issue is presently the subject of investigations conducted by the Venezuelan Attorney General's Office. This same office has also begun an investigation to determine the identity of the party or parties who have financed and conducted the elaborate and expensive defamation campaign against MINCA.

The president of the Supreme Court of Venezuela has been quoted that the Supreme Court may decide by the end of the year two cases that were brought forward by MINCA. According to the Bloomberg interview, the Court is "considering whether to restore mining rights to Minera Las Cristinas" which saw its contract revoked by Venezuela's state holding company Corporacion Venezolana de Guayana in November 2001.

                             EXPLORATION EXPENDITURES
Costa Rica:

During the quarter, the Company spent $344,244 to explore, develop and maintain its concessions. $103,470 was for consulting services mainly in connection with the company's environmental review, $62,635 for field office administration, $14,960 for camp and equipment maintenance, $65,600 for wages. The balance of the expenditures was for travel, licenses and fees, audit and non- cash stock compensation.

Brazil:

During the quarter, the Company incurred $19,567 on its properties in Brazil. $3,510 was spent on field office administration, $11,700 on legal fees, and the rest on travel and transportation. These expenditures were subsequently written off due to impairment.

Guyana:

During the quarter, the Company spent $364,304 on maintaining and continuing development of the Maple Creek mine. $276,176 was spent on mine development, $23,864 on the mining plant, $55,396 on non-cash stock compensation and the rest on machinery and equipment.

The combined expenditures for other Guyanese properties including the Potaro Concessions, Marudi Mountain and South Guyana Prospecting Licenses totaled $198,833. $32,034 was for camp and supplies, $9,018 for field office administration, $69,453 for license, permit and filing fees, $10,072 for non-cash stock compensation and the rest for exploration management, travel, wages and road clearing.

Venezuela:

During the quarter, the Company spent a total of $67,986 on its La Fe, Yuruan and Kilometre 88 Properties. $31,093 was spent on field office administration, $9,339 on camp and security, $20,144 on non-cash stock compensation and the rest on rentals, transportation and travel, etc.

The Company recognized an impairment charge to these properties and wrote off the $67,986 expenditures on these three properties.

RELATED PARTY TRANSACTIONS

Related party transactions totaled $83,090 of which $28,000 was for payment of the services of the President, $23,400 for the Chief Operations Officer, $7,488 for accommodation, $11,232 for travel and $12,970 for project administration in South America.

INVESTOR RELATIONS

The Company spent $49,776 on investor relations work consisting of $34,860 in final payments for investor relations contracts terminated in July 2002 and $14,916 for miscellaneous advertisements and newswire services.

EXPLORATION & MINE DEVELOPMENT

Total exploration and mine development expenditures for the company were $927,525 in the second quarter, compared with $ 1,208,625 in the corresponding period last year. The efforts in the second quarter were focused on asserting Vannessa's legal ownership over Las Cristinas, work on the environmental licence and increasing public awareness of the benefits associated with the commercial development of Cerro Crucitas.

EARNINGS (LOSS) AND CASHFLOWS

Vannessa's loss for the second quarter ended September 30, 2002, in accordance with generally accepted accounting principles, were $1,375,207 or $0.03 per share. This compares with loss of $304,105 or $0.007 per share for the corresponding period in the previous year.

Loss for the six months ended September 30, 2002 was $2,532,756 or $0.05 per share. This compares with a loss of $641,333 or $0.014 per share for the corresponding period last year.

LIQUIDITY AND CAPITAL RESOURCES

Vannessa's cash position increased from $374,521 as at June 30, 2002 to $2,016,328 at June 30, 2002. Working capital was 1,088,567 as at September 30, 2002.

Vannessa retains enough cash reserves to meet its expected operating needs, to finance capital expenditure and to fund exploration activities for the next 12 months.


                             Vannessa Ventures Ltd.
                       Suite 1710, 1040 West Georgia St.
                                 Vancouver, BC
                                    V6E 4H1

November 29, 2002

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sir or Madam:

Subject:

We confirm that the following material was sent via prepaid mail on November 29, 2002 to the supplemental mail list of the Vannessa Ventures Ltd.:

Second Quarter Report for the 3 months ended September 30, 2002.

In compliance with regulations made under the Securities Act, we are providing this material to you.

Yours truly,

Mark Peschke
---------------------
Mark Peschke
Office Manager
Vannessa Ventures Ltd.

                   510 Burrard Street, Vancouver, BC V6C 3B9
                    Tel.: (604) 661-9400 Fax: (604) 683-3694

                                  July 18, 2002

To: All Applicable Commissions
TSX Venture Exchange
Nasdaq BB
CDS Inc.

     Subject: Vannessa Ventures Ltd.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.  Meeting Type : Annual General
2.  Class of Securities Entitled to Receive Notice : Common
3.  Class of Securities Entitled to Vote : Common
4.  CUSIP Number : 921941100
5.  Record Date for Notice : August 09, 2002
6.  Record Date for Voting : August 09, 2002
7.  Beneficial Ownership Determination Date : August 09, 2002
8.  Meeting Date : September 17, 2002
9.  Meeting Location : Vancouver
10. Business : Routine

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Karen Patrus
---------------------------
Karen Patrus
A/Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

CBS\323901\PP 02 05 No 2\0411                               FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102

                               Resale of Securities

VANNESSA VENTURES LTD. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 28, 2002 of 2,000,000 Units of Vannessa Ventures Ltd., Vannessa Ventures Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, BC this 30th day of August, 2002.

VANNESSA VENTURES LTD.

By: Manfred Peschke
    --------------------------
    Manfred Peschke, President

                   510 Burrard Street, Vancouver, BC V6C 3B9
                    Tel.: (604) 661-9400 Fax: (604) 683-3694

                                  July 18, 2002

To: All Applicable Commissions
TSX Venture Exchange
Nasdaq BB
CDS Inc.

     Subject: Vannessa Ventures Ltd. AMENDED

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.  Meeting Type : Annual General
2.  Class of Securities Entitled to Receive Notice : Common
3.  Class of Securities Entitled to Vote : Common
4.  CUSIP Number : 921941100
5.  Record Date for Notice : August 09, 2002
6.  Record Date for Voting : August 09, 2002
7.  Beneficial Ownership Determination Date : August 09, 2002
8.  Meeting Date : September 24, 2002
9.  Meeting Location : Vancouver
10. Business : Routine

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Karen Patrus
--------------------------
Karen Patrus
A/Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

CBS\323901\PP 02 07\0398                                      FORM 45-102F2

 Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102

                               Resale of Securities

VANNESSA VENTURES LTD. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 26, 2002 of 1,700,000 Units of Vannessa Ventures Ltd., Vannessa Ventures Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, BC this 27 th day of August, 2002.

VANNESSA VENTURES LTD.

By: Manfred, Peschke
    --------------------------
    Manfred Peschke, President

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



      VANNESSA VENTURES LTD.




       Manfred Peschke
       -------------------------
  By:  Manfred Peschke
       President & C.E.O.

Date: November 30, 2002

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